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Acquisition of Insight Technologies brings additional technologies (15/1/02)



London, 15 January 2002 - Smartlogik Group plc (LSE: SLK; NASDAQ: SLGK), the knowledge products company ("Smartlogik" or "the Company"), announces the acquisition of the assets of Insight Technologies Ltd ("Insight"), a privately owned developer of software tools for knowledge capture and retrieval from RSM Robson Rhodes, acting as administrator for Insight.

Smartlogik will acquire the assets of Insight for a total consideration of (Pounds)250,000 cash plus warrants over five million ordinary shares of Smartlogik Group plc. The warrants are exercisable at any time after 14 January 2003 at a cost of 2.75p per share. At any time after that date, Smartlogik may serve notice on the administrator of a specific 30 day period during which the warrants must be exercised, failing which they would lapse.

As a result of the transaction, Smartlogik plc will acquire the intellectual property rights of Insight Technologies as well as certain assets and third party agreements. A total of ten employees, including Insight's Managing Director, David Phillips who will join the Company as Chief Technology Officer and as a member of the Executive Committee, will transfer from Insight Technologies to Smartlogik, with associated liabilities of approximately (Pounds)50,000.

The Board is conscious of the need to exercise close control over the Company's cash resources. As a result of the benefits to be derived from the Insight technologies, and the cost savings within the existing Smartlogik business that the acquisition will allow, the Board expects the effect of the acquisition to be cash neutral within the first twelve months. The Board further believes that the acquisition adds significantly to the long-term capital value of the Company. As at 31 December 2001, the Company had cash balances of approximately (Pounds)4 million.

The Board believes that the acquisition will significantly strengthen and broaden the company's knowledge product portfolio and greatly enhance its competitive position. It is directly in line with the Company's strategy of broadening the product range to deliver a more complete offering of knowledge products, either through internal development or through acquisition.

Founded in 1995, Insight Technologies Ltd was based in Farnham, Surrey. In 1998, it was appointed as Autonomy's first OEM in the UK.

Smartlogik's current product offering is centred around the core knowledge product tools of world-class search and categorisation. The Insight tools will add the additional capabilities of web spidering, security, summarisation, profiling, expert recognition, personal agents, and knowledge asset management. The Directors believe that the result will be a knowledge product capability of exceptional breadth.

Importantly, the Insight technologies will allow Smartlogik's products to be overlaid, as an additional level of functionality, on any legacy knowledge products being used by an organisation. The acquisition therefore opens up a considerably wider market into which Smartlogik is now able to sell.

Stephen Hill, Chief Executive of Smartlogik Group plc, said:

"Through the acquisition of the Insight technologies, our offering to the market takes a quantum leap forward, with the addition of a series of complementary technologies to our existing world-class products.

"The deal is in line with our buy-or-build strategy, which is geared towards finding the most efficient and cost-effective route to establishing a position of product and technology leadership. We have achieved in one step what would have taken eighteen months, and considerable development costs, to create in-house."
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David Phillips has been in the knowledge management and document management industries since 1982. He founded Insight in 1995, and has been responsible for developing the business and product strategies and architecting the product range. He is also a co-founder and director of Eteach.com, the UK's leading web-based recruitment portal for education.

David Phillips commented: "We are very enthusiastic about this move. Having acted as an OEM for Smartlogik's competitors in the past, we have long been interested in their position in the market. We are firmly of the view that Smartlogik's offering, and their professional approach to the effective development of channels to market, are of the highest quality."

- Ends -

For further information, please contact:

Smartlogik Group plc
Stephen Hill, Chief Executive Officer

Elizabeth Brittain, Head of Marketing
020 7930 6900

Hogarth Partnership (for Smartlogik Group plc)
John Olsen / Tom Leatherbarrow
020 7357 9477